FAST CASUAL CONCEPTS , INC.

141 AMSTERDAM RD.

GROVE CITY, PA 16127

November 26, 2025

VIA EDGAR UPLOAD

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Fast Casual Concepts, Inc. Registration Statement on Form 10-12G Filed September 16, 2025 File No. 000-56780

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of November 26, 2025. Fast Casual Concepts, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of November 26, 2025, the Company responds as follows:

Registration Statement on Form 10-12G filed September 16, 2025

Item 1. Business, page 2

1. We note your disclosure, stating, among other things, that you are "working on implementing several integrated products" and "also exploring relationships with distributors of products that assist specific industries in their marketing efforts." Please provide the status of such products, including, if available, development timeline thereof. Refer to Item 101(h)(4)(iii) of Regulation S-K.

RESPONSE: We have updated the description to include the following information:

Our work with implementing the integrated products is progressing as we develop and test internally our procedures. These products include intelligent marketing data analyzation and intelligent data storage. This allows our clients and partners to analyze data within their organization and store it properly for easy recall to client facing individuals. It allows businesses to more intelligently use valuable data as it is accessible to individuals in a more succinct and streamlined way. Our development of this is ongoing and integration into certain CRM programs and Dealer Management Programs will be tested throughout Q1 of 2026 and our target date to begin customer integration is in Quarter 2 of 2026. This integration into other Data Management Programs is also where we expect to explore additional relationships with distributors. Some of these distributors will be Software related and some of them will be sales organizations that we believe we can integrate our product with theirs as they sell. This will allow them to add additional revenue streams to their current products. Some of the target partnerships are with companies that operate a nationwide client base with thousands of customers. The company believes we can integrate seamlessly into their product offerings.

Item 1A. Risk Factors, page 6

2. We note your disclosure that your CEO owns all of the outstanding shares of Series A Preferred Stock, representing 79% of the voting power, along with 11.8% of the voting power of your common stock. Please include a risk factor that addresses the concentration of voting power held by your CEO, the high vote preferred stock, and the related risks.

RESPONSE: We have added an additional Risk Factor as follows:

It has been noted that our management controls the company. The Preferred and common ownership allows the CEO to vote the company.

The CEO owns all outstanding Preferred A Series stock. This represents 79% of the voting power of the company. Along with the common shares that vote 11.8% of the voting power. This currently gives the CEO 90.8% of the voting power.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO